UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION					OMB Number: 3235-0101
Washington, D.C. 20549					Expires: December 31, 2006
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FORM 144					SEC USE ONLY
DOCUMENT SEQUENCE NO.
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.					WORK LOCATION
1 (a) NAME OF ISSUER (Please type or print)			(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
Stamps.com, Inc.			77-0454966	000-26427
1 (d) ADDRESS OF ISSUER (Street, City, State, Zip Code)				(e) TELEPHONE NO.
12959 Coral Tree Place Los Angeles, CA 90066				AREA CODE	NUMBER

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS (Street. City, State, Zip Code)
Lloyd Miller Trust A-4		Director Affiliate	4550 Gordon Drive Naples, FL 34102

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To be sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
		Broker-Dealer File Number
Common stock	B. Riley & Co. 11100 Santa Monica Blvd, Suite 800 Los Angeles, CA		200,000	$6,884,000.00	23,296,579	03/13/2006

INSTRUCTIONS:

1

(a)

Name of issuer

(b)

Issuer’s I.R.S. Identification Number

(c)

Issuer’s S.E.C. file number, if any

(d)

Issuer’s address, including zip code

(e)

Issuer’s telephone number, including area code

2.

(a)

Name of person for whose account the securities are to be sold

(b)

Such person’s I.R.S. identification number, if such person is an entity

(c)

Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

(d)

Such person’s address, including zip code

3.

(a)

Title of the class of securities to be sold

(b)

Name and address of each broker through whom the securities are intended to be sold

(c)

Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(d)

Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(f)

Approximate date on which the securities are to be sold

(g)

Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (01-04)

TABLE I –– SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Name of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	08/01/00	Open market purchase	Stamps.com, Inc.	2,000
Stock	10/3/00	Open market purchase	Stamps.com, Inc.	5,000
	10/5/00	Open market purchase	Stamps.com, Inc.	2,500
	11/29/00	Open market purchase	Stamps.com, Inc.	3,000
	12/6/00	Open market purchase	Stamps.com, Inc.	10,700
	2/23/01	Open market purchase	Stamps.com, Inc.	13,125
	2/26/01	Open market purchase	Stamps.com, Inc.	12,500
	2/27/01	Open market purchase	Stamps.com, Inc.	12,500
	3/9/01	Open market purchase	Stamps.com, Inc.	12,500
	3/12/01	Open market purchase	Stamps.com, Inc.	10,006
	3/14/01	Open market purchase	Stamps.com, Inc.	18,750
	3/16/01	Open market purchase	Stamps.com, Inc.	8,500
	4/18/01	Open market purchase	Stamps.com, Inc.	15,000
	5/17/01	Open market purchase	Stamps.com, Inc.	2,500
	5/24/01	Open market purchase	Stamps.com, Inc.	8,500
	6/4/01	Open market purchase	Stamps.com, Inc.	2,500
	7/19/01	Open market purchase	Stamps.com, Inc.	50,000
	7/24/01	Open market purchase	Stamps.com, Inc.	33,000

INSTRUCTIONS:

1.

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2.

If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Lloyd Miller Trust A-4	Common Stock	03/06/06	200	$6,608.00
4550 Gordon Drive
Naples, FL 34102

Marli B. Miller Managed Account	Common Stock	2/17/06	11,949	$374,116.02
4550 Gordon Drive		2/22/06	20,479	$646,147.26
Naples, FL 34102		2/23/06	12,500	$397,833.75

Milfam II	Common Stock	1/6/06	108,650	$2,722,138.33
4550 Gordon Drive		1/9/06	32,100	$833,974.05
Naples, FL 34102		1/10/06	16,100	$422,972.76
		1/11/06	14,800	$391,710.12
		1/12/06	15,512	$413,523.55
		1/13/06	6,479	$173,701.99
		1/19/06	6,909	$185,818.94
		1/20/06	3,400	$91,834.00
		1/23/06	104	$2,809.04
		1/24/06	19,016	$515,375.44
		1/25/06	1,225	$33,332.25
		1/26/06	51,255	$1,414,397.10
		1/27/06	22,700	$638,085.65
		1/30/06	21,600	$613,565.28
		1/31/06	2,948	$84,262.39
		2/8/06	32,347	$934,731.26

Lloyd Miller Custody Account		2/17/06	11,000	$344,403.40
4550 Gordon Drive		2/22/06	20,000	$631,034.00
Naples, FL 34102		2/23/06	13,219	$420,653.49
		2/24/06	400	$12,776.00
		2/27/06	17,500	$544,806.50
REMARKS: Table II includes sales of reporting person affiliates. Sales of shares in connection with this filing may be done, in part, pursuant to a 10b5-1 trading plan dated February 28, 2006.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he did not know on 02/28/06 of any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

March 13, 2006		/s/ Lloyd I Miller
DATE OF NOTICE		(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (01-04)